                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                             KATY INDUSTRIES, INC.
                             ---------------------
                               (Name of Issuer)

                    COMMON STOCK, $1.00 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  486-026-107
                                  -----------
                                (CUSIP Number)

                           Mr. Christopher Lacovara
                         KKTY Holding Company, L.L.C.
                          c/o Kohlberg & Co., L.L.C.
                               111 Radio Circle
                          Mount Kisco, New York 10549
                                (914) 241-7430
                                --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With Copies to:
                               Raul Grable, Esq.
                               Hunton & Williams
                                200 Park Avenue
                         New York, New York 10166-0136

                                 June 2, 2001
                                 ------------
            (Date of Event Which Requires Filing of This Statement)

             If the filing person has previously filed a statement
            on Schedule 13G to report the acquisition which is the
               subject of this Schedule 13D, and is filing this
                schedule because of Rules 13d-1(e), (f) or (g),
                         check the following box [_].

                              Page 1 of 13 Pages

-----------------------------                       --------------------------
 CUSIP NO. 486-026-107                13D            Page 2 of 13 Pages
-----------------------------                       --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      KKTY Holding Company, L.L.C. (13-4162459)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,480,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,480,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      17,000*                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------
  * The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

-----------------------------                       --------------------------
 CUSIP NO. 486-026-107                13D            Page 3 of 13 Pages
-----------------------------                       --------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kohlberg Investors IV, L.P. (13-4134452)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,480,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,480,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      17,000*                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------
 * The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

------------------------                           ----------------------
CUSIP NO.  486-026-107              13D              Page 4 of 13 Pages
------------------------                           ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Kohlberg TE Investors IV, L.P. (13-4147089)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              2,480,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       2,480,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
       17,000*                                                      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       29.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
       PN
------------------------------------------------------------------------------
* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

------------------------                                ----------------------
CUSIP NO.  486-026-107                  13D               Page 5 of 13 Pages
------------------------                                ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Kohlberg Offshore Investors IV, L.P. (13-4169836)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
       OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              2,480,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       2,480,000*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
       17,000*                                                      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       29.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
       PN
------------------------------------------------------------------------------
* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

--------------------------            13D            -------------------------
CUSIP NO. 486-026-107                                 Page 6 of 13 Pages
--------------------------                           -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kohlberg Partners IV, L.P. (13-4134599)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,480,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,480,000*
------------------------------------------------------------------------------
      CHECK [_] IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      17,000*                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

--------------------------            13D            -------------------------
CUSIP NO. 486-026-107                                 Page 7 of 13 Pages
--------------------------                           -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kohlberg Management IV, L.L.C (13-4134598)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,480,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,480,000*
------------------------------------------------------------------------------
      CHECK [_] IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      17,000*                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

--------------------------            13D            -------------------------
CUSIP NO. 486-026-107                                 Page 8 of 13 Pages
--------------------------                           -------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James A. Kohlberg
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,480,000*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,480,000*
------------------------------------------------------------------------------
      CHECK [_] IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      17,000*                                                       [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      29.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

* The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by the reporting person. The filing of this statement shall not be deemed to be an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

     This Amendment No. 2 (this "Amendment") amends and supplements the Statement on Schedule 13D, dated March 29, 2001 and filed on April 9, 2001, as amended by the Tender Offer Statement on Schedule TO filed on April 25, 2000 (the "Original Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Issuer"). KKTY Holding Company, L.L.C., a Delaware limited liability company ("KKTY Holding Company"), Kohlberg Investors IV, L.P., a Delaware limited partnership ("Investors IV"), Kohlberg TE Investors IV, L.P., a Delaware limited partnership ("TE Investors IV"), Kohlberg Offshore Investors IV, L.P., a Delaware limited partnership ("Offshore Investors IV"), Kohlberg Partners IV, L.P., a Delaware limited partnership ("Partners IV" and, collectively with Investors IV, TE Investors IV and Offshore Investors, "Kohlberg Fund IV"), Kohlberg Management IV, L.L.C., a Delaware limited liability company ("Kohlberg Management IV"), and James A. Kohlberg, a United States citizen ("Mr. Kohlberg" and, together with KKTY Holding Company, Kohlberg Fund IV, Kohlberg Management IV and Mr. Kohlberg, the "Reporting Persons"), are filing this Amendment to update the information in the Original Schedule 13D with respect to the beneficial ownership of the Shares by the Reporting Persons.


Item 4.   Purpose of Transaction.
          ----------------------

     Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "On June 2, 2001, KKTY Holding Company and the Issuer terminated the Recapitalization Agreement by mutual written consent pursuant to a Termination Agreement (the "Termination Agreement"). The execution of the Termination Agreement by KKTY Holding Company and the Issuer also caused the termination of the Offer and the Voting Agreement. The Termination Agreement is attached hereto as Exhibit 2.2 and is incorporated herein by reference.

     Also on June 2, 2001, KKTY Holding Company and the Issuer entered into a new Preferred Stock Purchase and Recapitalization Agreement (the "New Recapitalization Agreement") pursuant to which KKTY Holding Company has agreed to buy from the Issuer 700,000 Preferred Shares at $100 per share (the "Amended Preferred Stock Purchase"). The New Recapitalization Agreement is attached hereto as Exhibit 2.3 and is incorporated herein by reference.

     KKTY Holding Company may, at its option and subject to the terms described in Annex C to the New Recapitalization Agreement, convert the 700,000 Preferred Shares into 11,666,666 shares of the Issuer's common stock at a ratio of 16.67 shares of common stock per Preferred Share (which, based on the $100 purchase price for a Preferred Share, is the equivalent of $6.00 per share of common stock). The 11,666,666 shares of common stock would represent 58.2% of the outstanding shares of the Issuer's common stock calculated on a fully diluted basis (excluding outstanding options) after giving effect to the conversion. KKTY Holding Company will be entitled to receive payment-in-kind dividends (that is, dividends in the form of additional Preferred Shares) at a rate of 15% per annum (compounded annually) for three years and five months following the closing of the Amended Preferred Stock Purchase. During the three year and five month period, KKTY Holding Company will receive an additinal 431,555 Preferred Shares.

                              Page 9 of 13 Pages

Upon the conversion of these additional Preferred Shares, KKTY Holding Company would receive an additional 7,192,598 shares of the Issuer's common stock which, together with the 11,666,666 shares of common stock issuable upon the conversion of the 700,000 Preferred Shares, would represent 69.2% of the outstanding shares of the Issuer's common stock calculated on a fully diluted basis (excluding outstanding options) after giving effect to the conversion.

   On June 2, 2001, KKTY Holding Company entered into a new Stock Voting Agreement with the Agreement Stockholders (the "New Voting Agreement"). Under the New Voting Agreement, until the earlier of the closing of the New Preferred Stock Purchase or the termination of the New Voting Agreement, the Agreement Stockholders have agreed to vote 2,480,000 of their Shares in favor of or against certain proposals relating to the New Preferred Stock Purchase and the New Recapitalization Agreement that the Agreement Stockholders may be requested to vote upon at an annual or special meeting of the Issuer's stockholders or in connection with any consent solicitation in accordance with the terms and conditions of the New Voting Agreement. Until the earlier of the conversion by KKTY Holding Company of any Preferred Shares or the termination of the New Voting Agreement, the Agreement Stockholders have also agreed to vote 2,480,000 of their Shares in favor of the election of all directors nominated by the Issuer's board of directors then in office, including, without limitation, each nominee for director designated by KKTY Holding Company. The Reporting Persons have no dispositive power with respect to any of the 2,480,000 Shares subject to the New Voting Agreement. The New Voting Agreement is attached hereto as Exhibit
9.2 and is incorporated herein by reference."


Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

   Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

   "(c) Except as disclosed in the Original Schedule 13D or in this Amendment, during the past 60 days, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Appendix A, has effected any transactions in the Shares."


Item 7    Material to be Filed as Exhibits.
          ---------------------------------

   The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

     Exhibit 2.2 Termination Agreement, dated June 2, 2001, by and between KKTY Holding Company, L.L.C. and Katy Industries, Inc. (previously filed as Exhibit (d)(5) to Amendment No. 4 to the Tender Offer Statement on Schedule TO filed by the Reporting Persons and Kohlberg & Co., L.L.C. with the Securities and Exchange Commission on June 4, 2001 and incorporated herein by reference).

     Exhibit 2.3 Preferred Stock Purchase and Recapitalization Agreement, dated June 2, 2001, by and between KKTY Holding Company, L.L.C. and Katy

                              Page 10 of 13 Pages

                    Industries, Inc. (previously filed as Annex B to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 8, 2001 and incorporated herein by reference).

     Exhibit 9.2 Stock Voting Agreement, dated June 2, 2001, by and among KKTY Holding Company, L.L.C. and certain members of the Wallace E. Carroll, Jr. family, trusts for the benefit of family members and entities associated with the Carroll family (previously filed as Annex D to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 8, 2001 and incorporated herein by reference).

     Exhibit 99.1 Joint Filing Agreement, dated April 9, 2001, by and among KKTY Holding Company, L.L.C., Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P., Kohlberg Partners IV, L.P., Kohlberg Management IV, L.L.C. and James A. Kohlberg (previously filed as
                    Exhibit 99.1 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 9, 2001 and incorporated herein by reference).

                              Page 11 of 13 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: June 8, 2001                 KKTY HOLDING COMPANY, L.L.C.


                                   By: /s/ Christopher Lacovara
                                       ----------------------------------
                                       Christopher Lacovara
                                       Authorized Manager


Date: June 8, 2001                 KOHLBERG INVESTORS IV, L.P.

                                   By: Kohlberg Management IV, L.L.C.,
                                       its General Partner


                                   By: /s/ James A. Kohlberg
                                       ----------------------------------
                                       James A. Kohlberg
                                       Managing Member


Date: June 8, 2001                 KOHLBERG TE INVESTORS IV, L.P.

                                   By: Kohlberg Management IV, L.L.C.,
                                       its General Partner


                                   By: /s/ James A. Kohlberg
                                       ----------------------------------
                                       James A. Kohlberg
                                       Managing Member

                              Page 12 of 13 Pages

Date: June 8, 2001                 KOHLBERG OFFSHORE
                                   INVESTORS IV, L.P.

                                   By: Kohlberg Management IV, L.L.C.,
                                       its General Partner


                                   By: /s/ James A. Kohlberg
                                       ----------------------------------
                                       James A. Kohlberg
                                       Managing Member


Date: June 8, 2001                 KOHLBERG PARTNERS IV, L.P.

                                   By: Kohlberg Management IV, L.L.C.,
                                       its General Partner


                                   By: /s/ James A. Kohlberg
                                       ----------------------------------
                                       James A. Kohlberg
                                       Managing Member


Date: June 8, 2001                 KOHLBERG MANAGEMENT IV, L.L.C.


                                   By: /s/ James A. Kohlberg
                                       ----------------------------------
                                       James A. Kohlberg
                                       Managing Member



Date: June 8, 2001                 /s/ James A. Kohlberg
                                   --------------------------------------
                                   James A. Kohlberg

                              Page 13 of 13 Pages

                                 EXHIBIT INDEX
                                 -------------


Exhibit Number      Exhibit
--------------      -------

Exhibit 2.2 Termination Agreement, dated June 2, 2001, by and between KKTY Holding Company, L.L.C. and Katy Industries, Inc. (previously filed as Exhibit (d)(5) to Amendment No. 4 to the Tender Offer Statement on Schedule TO filed by the Reporting Persons and Kohlberg & Co., L.L.C. with the Securities and Exchange Commission on June 4, 2001 and incorporated herein by reference).

Exhibit 2.3 Preferred Stock Purchase and Recapitalization Agreement, dated June 2, 2001, by and between KKTY Holding Company, L.L.C. and Katy Industries, Inc. (previously filed as Annex B to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 8, 2001 and incorporated herein by reference).

Exhibit 9.2 Stock Voting Agreement, dated June 2, 2001, by and among KKTY Holding Company, L.L.C. and certain members of the Wallace E. Carroll, Jr. family, trusts for the benefit of family members and entities associated with the Carroll family (previously filed as Annex D to the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 8, 2001 and incorporated herein by reference).

Exhibit 99.1 Joint Filing Agreement, dated April 9, 2001, by and among KKTY Holding Company, L.L.C., Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P., Kohlberg Partners IV, L.P., Kohlberg Management IV, L.L.C. and James A. Kohlberg (previously filed as
                    Exhibit 99.1 to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 9, 2001 and incorporated herein by reference).